Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Oppression Action Dismissed

September 28, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) provides the following update concerning the application brought on June 23, 2015 in the Court of Queen’s Bench of Alberta (the "Court") by 1891868 Alberta Ltd. ("1891868"), a wholly-owned subsidiary of Sprott Asset Management LP ("Sprott"), against Central Fund and its directors seeking certain relief under the Business Corporations Act (Alberta), including on the ground of oppression (the "Oppression Application"). Central Fund provided information on the commencement and status of the Oppression Application in its news releases dated June 25th, June 29th, July 6th and August 14, 2015.

As previously announced, Central Fund filed a Cross-Application in the Oppression Application challenging the validity of a requisition (the "Requisition") received from 1891868 on its own behalf and on behalf of five other shareholders, together owning approximately 5.4% of the Class A non-voting preference shares of Central Fund, for a special meeting of Class A shareholders. On August 13, 2015, the Court ruled that the Requisition was invalid. 1891868 has filed an appeal of this decision to the Court of Appeal of Alberta.

On September 23, 2015, a hearing was held before the Court to consider, amongst other things, the Oppression Application, including allegations that Central Fund's decision not to proceed with a meeting of Class A shareholders was oppressive. In an oral decision rendered September 24, 2015, the Honourable Madam Justice J. Strekaf of the Court dismissed the Oppression Application and also dismissed a collateral application by 1891868 for interim relief. In her reasons for judgment, Justice Strekaf noted that since the Court had previously ruled that the Requisition was invalid, and as 1891868 had failed to demonstrate that the Class A shareholders were otherwise entitled to hold such a meeting to vote on matters that did not fall within their voting rights, there is no viable claim of oppression. As such, the Oppression Application was dismissed. The Court adjourned the other applications of 1891868, for leave to bring a derivative action and to amend its pleadings.

Central Fund believes the litigation represents part of Sprott’s ongoing strategy and efforts to take control of the administration of the property and affairs of Central Fund and is intended to harm and gain an advantage over a business competitor. Central Fund will consider all options in its efforts to vigorously defend these unwarranted actions and will provide further updates arising from the adjourned matters and the pending appeal of the August 13, 2015 decision of the Court in due course.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At September 28, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878